FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 18 November 2005

National Australia Bank – Following is a transcript of an interview with Michael Ullmer – Director Finance & Risk, Group CFO concerning the 2005 results

QUESTION:

Cash earnings for the group before significant items increased 4.6% to $1.69bn compared to the March 2005 half year but declined 4.4% for the full 2005 year.  Does this mean earnings really have bottomed in the first half of 2005?

MICHAEL ULLMER

Yes.  There’s been good quality revenue growth, driven by strong volumes with excess margin decline arrested.  On costs, we have seen the issues we flagged for the first half coming through, but the programs are in place to deal with this.  Asset quality has been maintained, and we have made good progress on the major compliance programs.

So I think we are clearly seeing the signs of our results having bottomed in the first half, and we’re on the upward trajectory we anticipated into the second half.

QUESTION:

What are the key things you think the market should take out of this result?

MICHAEL ULLMER

Revenue momentum is building, costs are under control and the turnaround is on track.

Our results bottomed in the first half, each of our regional businesses is delivering good growth for where we are in the turn around.  Work is under way to rebuild, or extend each of our franchises.  And compliance and infrastructure programs will continue to be a focus for the short term.  This will require considerable investment, which has been allowed for in our plans.  This meets our overall objective to deliver satisfactory long-term returns to our shareholders.

QUESTION:

The group’s net interest margin declined 15bps for the full 2005 year, but increased 1bp on the March 2005 half year.  Does this mean margin decline has been arrested going forward?

MICHAEL ULLMER

The excess margin decline that we’ve had over our peer group has been arrested.  We came into the first half of 2004 and 2005 with our margins on a steep downward trajectory from the prior financial year.

Our margin performance is now in line with our peers.  We achieved this by not only focusing on things like customer service and product delivery, but also the pricing of those products to make sure we are obtaining an optimal outcome not just from the customer’s perspective but also the bank’s.

Our Institutional and Corporate business has had quite a lot of lending that was at low margins, and we have started to rebase that lending.  Because we now have a greater proportion of our portfolio of interest-earning assets weighted toward the Australian business, we had a 1bp increase in the margins for the second half.

QUESTION:

The Managing Director and Group Chief Executive John Stewart first spoke of a two to three year recovery period.  Is the recovery timeframe still achievable, and has the business been stabilised?

MICHAEL ULLMER

Our businesses across the group are at different stages of the turnaround.   New Zealand is the most advanced with a stable business, and significant strength in middle business, agribusiness and cards.

At the other end of the scale our IMS business, which is a group-wide business providing institutional markets and services, is in stabilisation phase and focusing on realigning their business to an originate, warehouse, distribute type model, and that will continue into the ‘06 year.  In between, the Australian and UK regions are in the rebuild phase.  In terms of overall time frame, we believe we are on track, and that is halfway through what we believe will be a three year turn around.

QUESTION:

For the full year 2005, banking expenses increased 7.7%.  Is the additional spend producing results, or was there simply a blow out in costs?  What initiatives are being taken to lower the cost base, and where is there scope for further cost reductions?

MICHAEL ULLMER

In terms of the increase in expenses, we have consistently flagged a bow wave of costs that would come through in this second half of 2005.  That has impacted negatively on our costs for the year, and has been exacerbated by a number of abnormally high legacy issues.

We responded in the first half through tactical cost initiatives, whilst at the same time establishing a comprehensive restructuring program across each of our businesses.

So while the benefits from these restructuring activities are starting to come through, they’ve initially been offset by cost increases we face.  We will continue to focus on business efficiency initiatives to drive ongoing productivity gains.

The overall cost profile going forward will also be impacted by the comprehensive investment program we have outlined which ensures we can sustain these benefits in future years.  However, we expect to contain our costs at a group level to within inflation over the next three years.

QUESTION:

You have announced investment spend of $2.5bn over the next 3 years for the group – does part of that spend include plans for the Australian branch network?

MICHAEL ULLMER

There will be a lot of focus of that investment spend on our Australian retail business.  The most important thing, and consistent with that theme of greater empowerment and accountability is the move to a mode of operation where we will have local area managers having much greater accountability for the activities in their area of operation.  This will include more focus on local marketing, the way these areas are resourced, greater flexibility to respond to local market conditions and at the same time providing performance incentives based on the local results.

At the same time you’ll also see an investment spend on our branch network, and a continuation of the very exciting rollout of new products that’s been a feature of the last half.

QUESTION:

With $1.8bn of the $2.5bn investment earmarked for Australia, that doesn’t leave much to rebuild businesses in the United Kingdom, New Zealand or your Institutional Markets and Services business.  Is the remaining amount enough to grow the other businesses?

MICHAEL ULLMER

Each of our businesses will have an intensity of investment spend at different times; depending on the phase they’re at in their development.  The $2.5bn figure was developed by firstly going to each of the businesses, and asking them what investment spend would they need in order to implement their strategic plans over the next three years.

We then assessed what was an appropriate investment slate for us to have from a group perspective.  So, broadly speaking, the investment dollars that are available to each of the businesses are what they were seeking in order to develop their strategic plans.

By way of an example, in the UK in recent years, there’s been a relatively high level of investment spend, and we still have some plans going forward, but they’re reaching the final phases of the heavy investment requirement.

Also, in the past, we’ve spent a lot of money on investing in bank compliance programs.  While that will continue into the short term, over the next 2 to 3 years, we would expect that weighting toward compliance and core infrastructure spend to change toward expanding our franchise.

At the end of the day, from a group perspective, we’re managing a portfolio of businesses.  We take a portfolio approach on our investment spend, and we direct that spend where we’re going to get the best value in terms of delivering our objective of long-term sustainable growth in returns for our shareholders.

QUESTION:

You reported a restructuring provision for the group of $838m for the full 2005 year.  Could you please detail what is being done and what the expected benefits are?  And is there any more restructuring to come, outside what’s already been now announced?

MICHAEL ULLMER

The restructuring charge of $838m represents an additional $435m in the second half.  At an overall level, the program focuses on three core areas.

Firstly, reducing the number of people we have deployed in back-office, managerial, administrative-type functions wherever possible; and focusing our effort, in terms of redeploying people into serving customers in the front line.

As a result there is still a net reduction of people, and part of our restructuring program goes toward that.  Overall, we expect aggregate redundancies to be approximately 4,660.  And to date, some 1,700 redundancies have been implemented.  But we’ve also redeployed quite a number of people, as I say, into the front line.

The second area of focus for the restructuring provision is around surplus lease space.  As we reduce the number of people in those managerial and administrative functions, we free up space, we can reorganise ourselves and then exit a number of buildings, and this will primarily occur in the Australian region.

The third area of focus of the program is the costs relating to the simplification of systems, reducing the number of products we have, and reducing the complexity of our legal structures.  Again, this is primarily in the Australian region, but also with some focus in IMS, where we’ve already announced a slimming down of our activities in the US, a focusing and consolidation of our activities in Asia, into Hong Kong.

We have now finalised the charges for our current restructuring program.

QUESTION:

You have outlined a great deal of change within the organisation.  How would you describe staff morale these days?

MICHAEL ULLMER

It’s inevitable that our staff will be concerned when there is this sort of activity going on, but the really satisfying thing is that their confidence is increasing as there now appears to be a very clear strategic vision going forward, real certainty around what it is we are achieving within the group, and that we are very much focused on growing our businesses into the future, for the long term, in a sustainable way.

We’ve seen, for example in the UK where there’s been a lot of this activity, that there’s actually been a very significant improvement in staff morale because there is now a clarity of purpose.

The other thing that’s been a really strong feature across the whole group is the way our employee opinion survey shows our people are focused on serving our customers, and at the end of the day, that’s the most critical thing in any company, and particularly in a bank like National Australia Bank.

QUESTION:

Can you explain who has responsibility for merger and acquisition activity in the business?  Is it the corporate centre, or the region?

MICHAEL ULLMER

The merger and acquisition capability resides at the corporate centre, but this activity works in collaboration with the regions.  The regions are responsible for developing their strategic plans.   Those plans may include looking at opportunities for growth in an inorganic way, within their region.  When they identify growth opportunities which involve an acquisition, then they work in collaboration with my mergers and acquisition team to take that forward.  There may be other opportunities that we identify at the group level for growth through acquisition.  And again, that will be driven by the corporate centre mergers and acquisitions.

QUESTION:

The National’s final dividend remains unchanged at 83 cents per share franked to 80%.  What guidance can you provide in regards to future dividends, including franking, and the future level of the payout ratio?

MICHAEL ULLMER

We understand the importance of dividends to our shareholders, and this is reflected in maintaining the dividend payout of 83 cents with a relatively high payout ratio compared to peers throughout what has been a difficult time for this company

As we have advised previously, in terms of the position going forward, our growth in dividends will lag our growth in cash earnings until we reach our target payout ratios.

QUESTION:

Do you have any plans for a share buyback?

MICHAEL ULLMER

At this stage, we have made no decision on a share buyback.  We are working across each of our businesses to improve the capital efficiency of those businesses.  Most prominently over the last twelve months, that has been in IMS where we have reduced significantly the capital intensity of that business by shedding low-yielding, risk-weighted assets.  And that program will continue.

There are a number of other areas we have to address, such as moving to the use of the internal model for the calculation of our market risk-weighted assets.  We are working in collaboration with our regulator, APRA, to achieve this.  And we’re also working through the final items in the adjustments required to our capital adequacy calculations under the new international accounting standards (AIFRS).

We are also working with each of the regional businesses to see how we can achieve capital efficiencies in the way they are run.

So, there are a range of areas that we really need to bed down before we can make any decision on a buyback.

QUESTION:

Why should investors stick with the long term turnaround?

MICHAEL ULLMER

We’re delivering on our promises.  The results show earnings bottomed in the first half and we’re gaining momentum in our turnaround.  We’ve shown that we’ve stabilised the business.  We’re increasing market share without compromising our asset quality, and our income is growing.

QUESTION:

Are you satisfied with the market’s reaction to the result?

MICHAEL ULLMER

The market appears to have accepted that our turnaround is occurring but we are only half way there.  Our job now is to continue the progress we’ve made to ensure sustainable earnings growth over the longer term.

QUESTION:

Can you say when you expect APRA will approve the return to the internal model for calculating capital requirement?

MICHAEL ULLMER

From a management and board perspective, we would expect to be in a position to approach APRA for approval to return to the internal model for calculation of the market risk-weighted assets, sometime in 2006.

QUESTION:

At last year’s annual general meeting, approval was granted by shareholders for the National Income Securities to be redeemed.  What are the plans regarding the National Income Securities, in terms of them being repurchased, or bought back?

MICHAEL ULLMER

At this stage, no decision has been made on whether we are going to buy back the National Income Securities.

QUESTION:

Can you explain what impact a move to AIFRS will have on the results going forward?  What areas do you expect to see the most change?

MICHAEL ULLMER

As has been recognised by the industry generally, the International Accounting Standards, or otherwise known as AIFRS, will bring in additional volatility into the reported results.  The principal areas of volatility will be around the way we account for financial instruments, which for a bank are an important part of the business.

These will also impact the way the provision for loan losses is determined, where the International Accounting Standards require us to reflect more immediately the particular phase we are in the credit cycle; whereas the current approach adopted by each of the banks in Australia is more to take a longer-term view through the credit cycle.

All banks in Australia are working through the impacts that AIFRS will have.  It certainly will increase volatility, but at the National Australia Bank we have taken a number of steps in areas such as hedging, where we are endeavouring to minimise the extent of that volatility.  At this stage, we can’t give any more specific detail than that.

QUESTION:

You have indicated that return on equity is an important measure for the organisation.  Can you give any idea of what type of return on equity target you believe is appropriate for the National?

MICHAEL ULLMER

We have not specified any particular target for return on equity.  Currently our return on equity is at 14% on a cash earnings basis.  That would compare with a range of 18% to 20% for our peers in the Australian market.  So clearly, we must have an objective of, over time, returning on a sustainable basis to return levels which are comparable with our peer group, because return on equity is critical to providing the capital needed to both support the growth in our business, and also ensure that we continue to deliver satisfactory returns to our shareholders.

QUESTION:

The Australian region cash earnings before significant items of $2.28bn were 1.6% lower compared with the September 2004 full year, and 1.3% lower compared with the March 2005 half year.  Revenue and market share have improved.  Does this mean that momentum is starting to build in this business?

MICHAEL ULLMER

Yes.  The Australian region has stabilised and is now beginning to rebuild.  The business has dealt extremely well with a number of headwinds.  The integration of banking and wealth management was completed without any loss of momentum by the business; in fact, customer satisfaction improved and banking market share increased.  Product margins reduced by just 8bps for the year, and credit quality was maintained.

We have started to make progress on cross-sell, supported by rapid new product releases.  For example, we are getting good traction with our protected loan product – which includes life and disability cover – as well as the sale of debt products through our third party wealth management planners.  This all added to the strong revenue growth over the last half of over 6%.

At the same time, the business has had to absorb over $100m of costs in the second half, dealing with legacy issues such as our Choice loan packages.  Also, in looking at the root cause of the problems in the Choice matter, we identified a further charge of $26m relating to excess penalty interest on fixed-rate loans.

There was also the re-basing of personnel and occupancy costs that we flagged at the first half, where in 2004 these items were abnormally low.

The important thing we see is the growth in market shares that have been a fantastic result for the year, together with arresting the decline in margins that was a feature coming into the 2005 financial year.  This has allowed us to go into the new financial year with real momentum in our business.

QUESTION:

The Australian region has experienced some impressive market share gains in the last twelve months.  Can you detail how these have been achieved and whether or not price was a major level used to achieve these gains?

MICHAEL ULLMER

Well, on your second point, the fact that we held our margins in the second half, in line with our peers, is clear evidence that we have not used price lever any more strongly than any of our competitors.

The key thing that we’ve done flows from the move to a regional accountability model, where we’ve taken some key steps to free up our processes and to empower our frontline - whether that be in business banking, retail banking, or wealth management - to deal effectively with our customers, quickly and with authority.

We have seen these important steps unleash the power in the franchise that the National Australia Bank has.

QUESTION:

You mentioned, in passing, that the Australian region had experienced several issues in respect of customer overcharging, due to the overcharging of Choice and package home loan fees, over-collection of bank account debit tax, and overcharging of interest on fixed-rate interest-only loans, adding $124 million to the expense line for the 2005 year.  Do you believe these issues are now behind you?

MICHAEL ULLMER

We are a very large organisation dealing in the complex arena of financial services, so there will always be issues arising.  Not only is it important to minimise these problems but to me it is also important how we deal with those issues.  What has been really great with something like Choice, is the way, when the matter came to our attention, the team looked at it from a systemic basis as opposed to just the individual instance that was identified.  Once they realised that there could be a greater impact across a range of customers, then were very quick to notify senior management.  I , at the same time then advised our regulator – in this case, the Australian Securities and Investment Commission – that there was an issue and what our plan was to deal with it.  We then kept them regularly informed whilst we got to the bottom of the issue, quantified the amount and identified how we were going to deal with it.

QUESTION:

This year, wealth management earnings were above the long-term expected investment return rate for a business such as NAB, and your institutional markets and services business will continue to rebase in the year going forward.  What impact will that have on profit in 2006?

MICHAEL ULLMER

There are two specific issues that we have called out, with respect to those businesses.  Firstly, with respect to the wealth management business, with the final phase of the Ralph tax reforms coming through, which impacted life insurance companies from 1 July 2005, on a full-year basis for ‘05-‘06, the wealth management business would incur an additional tax charge for the year of approximately $60m.

This has been anticipated and the business has worked very effectively to introduce a range of efficiencies in order to allow it to absorb that tax charge, and at the same time continue to grow the business, continue to be competitive in terms of the returns that are delivered to our investor clients.  It has also been possible to increase the commissions that are paid through to our third party agents, who are a critical aspect of our distribution strategy.

The second area that you mention is with respect to the IMS business, where I’ve mentioned we are re-basing that business to be more centred around our core franchises in each of the regions we operate in, and to be of lower capital intensity.  As a result, we have flagged that over the next year, that business could have up to $50m lower cash earnings.

QUESTION:

You’ve spoken about the re-basing of the Institutional Markets and Services business.  What does this actually mean in changes for that business?

MICHAEL ULLMER

Well, put very simply, if I can give you an example.  That business has grown into a whole range of areas in recent years which were delivering bottom line earnings, but at very low rates of return on equity, and low return on assets.  So whilst it was business that was delivering profit through to the bottom line, it wasn’t generating enough returns to support the further growth of that business and returns to our shareholders.

What we’ve been doing over the last year, and this will continue for some time going forward, is to withdraw from those lower return activities.  That has the effect of reducing the bottom line contribution, but improving the return overall that we derive from the business.  As that activity continues, that’s what we mean by re-basing.  So we will actually get lower profits, and as I’ve mentioned, potentially up to $50m lower for 2006.  But the quality of the profit that we deliver is much better, with stronger returns both on assets and on equity.

QUESTION:

Turning to the United Kingdom now, cash earnings before significant items of £95 million were 10.4% lower compared with the March 2005 half-year, and 5.2% lower compared with the September 2004 full-year on an ongoing basis (excluding the contribution of the Irish banks and the NAB life company before they were sold and closure of the UK custody business).  How do you see this performance going forward?

MICHAEL ULLMER

In the United Kingdom, we need to focus on two levels in looking at their results.  I note the figures that you have given there are the figures that have been adjusted for taking out the Irish Banks that we sold in February of 2005.

On an ongoing comparable basis, the underlying profit, that is the profit before bad and doubtful debt charges for the second half, was actually up 5.9% on the first half.  However, in the UK, where the economy has slowed down faster than we’ve experienced here in Australia, there has been an increase in personal bankruptcies.  Thus, in our personal, unsecured lending segment and our credit card segment, we’ve seen an increase in loan losses.

This is consistent with what has happened with other banks in the UK, although our experience has been much lighter than the experience of those other banks.  But that did result in an increase in the charge to provide the doubtful debts in UK sterling terms of an increase from £35 million to £53 million.  As a result of that, the overall result in the UK was down 10.4 % for the half.

QUESTION:

New Zealand underlying profit level before doubtful debts was NZD $297m, up 8.8% for the second half over the first half 2005 and 3.1% for the full year 2005.  This appears to be a good result, given competitive pressures.  Have margins been sacrificed to gain volumes and market share?  And is this a sustainable situation?

MICHAEL ULLMER

This illustrates that the strategy we’re using in New Zealand, which is building on the excellent results we have in our branch and call centre service – the “Unbeatable” campaign is successful. We are really seeing very good profitable volume growth, and that is helping us develop further our franchise in the retail segment, whilst at the same time we’re maintaining our leading position in the business segment.

Overall, it is a good result.

QUESTION:

You have announced a provision for the heads of agreement with the ATO to settle the TrUEPrS tax dispute.  What does this mean for the other tax disputes you have involving Excaps and other financial instruments in New Zealand?

MICHAEL ULLMER

At the end of the first half, we strongly believed that on the balance of probabilities we were more likely than not to win our tax case on TrUEPrS if it were to go to court.  Since that time, we’ve had some findings in the Macquarie Finance case which had some elements very similar to TrUEPrS.  And based on those findings, we concluded that it was appropriate to endeavour to reach a settlement with the Australian tax office.

We’ve reached heads of agreement with the ATO for a settlement for $96.5 million. That’s approximately 50% of the amount in dispute.  We are now working through with the ATO the final legal deed of release to give effect to those heads of agreement.

Similarly though, we believe the Macquarie Finance case has strengthened our position further on the Excaps, and therefore, we have made no provision for them.  It remains our very strong view that we would win our case if it went to court.

Similarly, in New Zealand, BNZ, along with the other banks in New Zealand, is facing a number of challenges from the local tax authorities there, and all of the banks remain very firm in the view that they will be able to withstand those challenges.  Therefore, we have made no provision for the New Zealand tax assessments.

QUESTION:

What are you doing to address the increased risk to your business of terrorism across each of your regions?

MICHAEL ULLMER

We have comprehensive business continuity plans to deal with any potential crisis across each of our regions.

We have security specialists in all our regions who work with the businesses to establish processes to respond to crises from both the customers’ and employees’ perspective and we’re confident we have sound systems and processes in place.

QUESTION:

Are you prepared for a bird ‘flu pandemic?

MICHAEL ULLMER

We have comprehensive business continuity plans to deal with potential crises.  In relation to bird ‘flu, we have established a working group (comprising health & safety, operational risk, business continuity planning, group security and Asian head of HR) to examine the issue and provide recommendations to Group ExCo covering our response to managing a potential outbreak.  The working group is monitoring the situation daily.

QUESTION:

Your recently appointed chairman, Michael Chaney, has been in the chair for only a couple of months as chairman.  What influence do you think he will have on the National Australia Bank?

MICHAEL ULLMER

Michael Chaney joined the board in December of 2004, so we’ve already had the benefit of Michael’s experience for just under a year together with the very extensive experience of the other non-executive directors.

Michael comes with an outstanding track record as chief executive of Wesfarmers, a company recognised as having delivered superior shareholder returns in Australia over a long period of time.  So Michael brings that fantastic experience, as well as a very considered view in terms of thinking long term for shareholders, in thinking about the most appropriate way for the board to interact with management, and very much working as a team player with our other directors.

QUESTION:

You mentioned that you want the National to become truly competitive.  What does this expression, truly competitive, mean to you?

MICHAEL ULLMER

The National Australia Bank, particularly in Australia, has a fantastic franchise.  That franchise is the result of a lot of hard work by a lot of people in this organisation, over many years.  Being truly competitive means putting us in a position where we can continue to serve our customers in an outstanding fashion, which drives strong growth in revenues, good returns for our shareholders, and continues to drive the business further going forward.

To be truly competitive, we must be delivering returns for our shareholders that are comparable to our peer group, that’s the first stage.  Over time, we will move through that position, reflecting the strength of our franchise, to one where we believe we have the capability to take a leadership position in this industry.

QUESTION:

What is your outlook for the economy and the National’s growth prospects?

MICHAEL ULLMER

We think the economic outlook for 2006 will be subdued.  There’s evidence of a slowing in credit growth, most particularly in home lending.  That has been very much a focus of the guidance that’s been coming from the Reserve Bank, most recently from the November monetary statement.  This has also been confirmed by the findings of the most recent National Australia Bank business survey.

We are seeing a slowing of credit growth, particularly in the retail segments, and to a lesser degree in business banking, with some weakening of confidence in business banking.

Overall, if you look across each of the regions in which we operate, the conditions look very similar.  The UK is probably more advanced in terms of the slower economic conditions; and

New Zealand, appears to have some concerns around inflation, and stresses in the economy, which may well result in further increases in official interest rates.

These factors point towards softer economic conditions going forward, but this all depends on the United States, China and India, and how they impact the global economy.

QUESTION:

Final comment Michael, do you believe that you are sufficiently provisioned for the slow down that you have forecast in the economies in which the business operates?

MICHAEL ULLMER

In terms of the economic outlook we’re expecting, on average, system credit growth to slow from around 13% to 10%.  That reflects some slowing in overall gross domestic product.  That, at this stage, represents a relatively soft landing.  That’s consistent with what our peer banks are seeing going forward and the view of the Reserve Bank.

The way we look at our provisioning is take in to account our historical experience, in terms of the quality of our lending books, and the sorts of losses that have emerged in the past having regard to that quality.  We also do periodic stress tests, where we look at what would be the outcome if that quality deteriorated, and what would be the likely provision expense that we would require.  On all those measures we are confident that we are adequately provisioned for what we could expect, going forward.

ENDS

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, Friday, 18 November 2005.  It is information in a summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This document contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of and guidance on future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:
ASX Announcements and Group information (www.nabgroup.com)
Australian operations (www.national.com.au)
Clydesdale Bank (www.cbonline.co.uk)
Yorkshire Bank (www.ybonline.co.uk)
Bank of New Zealand (www.bnz.co.nz)
Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 18 November 2005	Title:	Associate Company Secretary